Room 4561
via fax (408) 220-2394
						January 27, 2006

Brian M. NeSmith
President, CEO and Director
Blue Coat Systems, Inc.
650 Almanor Avenue
Sunnyvale, CA 94085

Re:	Blue Coat Systems, Inc.
	Form 10-K for Fiscal Year Ended April 30, 2005
	Filed July 14, 2005
	Form 8-K Filed January 4, 2006
	File No. 000-28139

Dear Mr. NeSmith:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your use of non-GAAP measures under Item 9.01 of the
Form
8-K noted above which exclude certain recurring items.  Tell us the
usefulness and material limitations of these Non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.
i. the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
ii. the economic substance behind management`s decision to use such a measure;
iii. the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
iv. the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
v. the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

             Further tell us why, as disclosed in your press
release,
Non-GAAP measures best allow management, the board of directors
and
investors to understand your Company`s activities and business results, considering certain expenses, such as stock compensation and
amortization are excluded.   In this regard it appears that you
are
indicating that your results on a GAAP basis are less meaningful than
your Non-GAAP measures.  We refer you to Item 10 (e) (i) of
Regulation S-K.
2. We note the 8-K filed on January 4, 2006 regarding the Permeo
acquisition.   The Staff will review the Company`s amended Form 8-
K
when filed and we may have further comments.
 * * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Edgar, Staff Accountant, at (202)-551-3459, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
??

??

??

??

Mr. Brian M. NeSmith
Blue Coat Systems, Inc.
January 27, 2006
Page 3